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April 12, 2013

VIA EDGAR

Alexandra M. Ledbetter, Esq.
Attorney-Advisor
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Myers Industries, Inc.
Definitive Proxy Statement on Schedule 14A Filed March 27, 2013
by GAMCO Asset Management Inc., Mario J. Gabelli and Daniel R. Lee
File No. 1-06615

Dear Ms. Ledbetter:

We are writing to you on behalf of our client, GAMCO Asset Management Inc. (together with the other participants in its solicitation “GAMCO”), to advise you that GAMCO has terminated its proxy solicitation in connection with the 2013 Annual Meeting of Stockholders of Myers Industries, Inc.

The Staff is invited to contact the undersigned with any comments or questions it may have.

Sincerely,

/s/ Steve Wolosky

Steve Wolosky

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